                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                          ---------------------------

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. ____)


                            Southwest Bancorp, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $1.00 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  844767 10 3
--------------------------------------------------------------------------------
                                (CUSIP Number)

                               James B. Wise, MD
                           3435 NW 56th St. BLDG. A
                                 Suite A-1010
                         Oklahoma City, Oklahoma 73112

                                 (405)751-0928
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                March 10, 1998
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [_]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                        (Continued on following pages)

                              (Page 1 of 7 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 7 Pages

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 844767 10 3                                    PAGE 2 OF 7 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      JAMES B. WISE

------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*
      00

------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
      N/A
------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      United States

------------------------------------------------------------------------------
                     7    SOLE VOTING POWER
                          114,686
     NUMBER OF

      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY           696,311

     OWNED BY
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER
                          114,686
    REPORTING

      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH               696,311

------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      810,997


------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

      [_]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      21.39%

------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      IN

------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 844767 10 3                                    PAGE 3 OF 7 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      ALLEN H. WISE

------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*
      00

------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
      N/A
------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      United States

------------------------------------------------------------------------------
                     7    SOLE VOTING POWER
                          100
     NUMBER OF

      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY           696,311

     OWNED BY
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER
                          100
    REPORTING

      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH               696,311

------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      696,411


------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

      [_]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      18.37%

------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      IN

------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.  Security and Issuer.
----------------------------

     The class of equity security to which this statement relates is the common stock, $1.00 par value (the "Common Stock"), of Southwest Bancorp, Inc. (the "Company"), whose executive offices are located at 608 South Main Street, Stillwater, Oklahoma 74074.

Item 2.  Identity and Background.
--------------------------------
     (a) The name of the persons filing this statement are James B. Wise, MD, and Allen H. Wise, each a co-executor of the estate of Paul C. Wise, deceased.
     (b)    The business addresses of the persons filing this statement are:
            James B. Wise, MD
            3435 NW 56th St. BLDG. A
            Suite A-1010
            Oklahoma City, Oklahoma 73112

            Allen H. Wise
            Collection Division
            Oklahoma Tax Commission
            3017 N. Stiles
            P.O. Box 26790
            Oklahoma City, OK 73126-0790

     (c)    The principal occupations of the persons filing this statement are:
            James B. Wise, MD   --Physician
            Allen H. Wise       --Auditor and Case Worker
     (d) Neither of the persons filing this report has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.
     (e) Neither of the persons filing this report has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f)    Each of the persons filing this report is a citizen of the United
            States.

Item 3.  Source and Amount of Funds or Other Considerations.
-----------------------------------------------------------
     On March 10, 1998, James B. Wise and Allen H. Wise were qualified under Oklahoma law as the executors of the estate of Paul C. Wise, deceased.

Item 4.  Purpose of the Transaction
-----------------------------------
     As co -executors of the referenced estate, the persons filing this report currently intend to sell some or all of the shares in the estate within the year ended December 31, 1998.

Item 5.  Interest in Securities of the Issuer
---------------------------------------------

                               Page 4 of 7 Pages

     (a) Please see item on the Cover Page. Voting and dispositive power over shares in the referenced estate are shared, as co-executors, by the persons filing this statement.
     (b) Please see item on the Cover Page. Voting and dispositive power over shares in the referenced estate are shared, as co-executors, by the persons filing this statement.
     (c) During the past 60 days, neither of the persons filing this statement has effected a transaction in the class of securities to which this statement relates, except as the qualification under Oklahoma law as co-executors of the referred estate may constitute a "transaction."
     (d) No other person has any interest in the securities reported on pursuant to this statement on Schedule 13D.
     (e)    Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With
         Respect to Securities of the Issuer
--------------------------------------------------------------------------------

     There are no contracts, arrangements, understandings or relationships between the undersigned and any other person with respect to the issuer's securities, including but not limited to the transfer or voting of securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, the giving or withholding of proxies or otherwise.

Item 7.  Material to be Filed as Exhibits.
-----------------------------------------
     Exhibit 1.1--Agreement Relating to Filing pursuant to Rule 13d-1(f).

                               Page 5 of 7 Pages

                                   Signature
                                   ---------


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



March 16, 1998                           /s/ James B. Wise
-------------------------------          --------------------------------
Date                                     James B. Wise

                               Page 6 of 7 Pages

                                   Signature
                                   ---------


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



March 16, 1998                           /s/ Allen H. Wise
-------------------------------          --------------------------------
Date                                     Allen H. Wise

                               Page 7 of 7 Pages